UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                    GeoCities
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37247V 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)


     RONALD D. FISHER                                  STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                                 SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                                125 BROAD STREET
 NEWTON CENTER, MA 02159                                 NEW YORK, NY 10004
     (617) 928-9300                                       (212) 558-4000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 31, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)
                              (Page 1 of 22 Pages)

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE    2    OF    21   PAGES
-------------------------------                    -----------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK America Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                              OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
           NUMBER OF
                                7    SOLE VOTING POWER
             SHARES                  8,932,460*
                                ------------------------------------------------
          BENEFICIALLY          8    SHARED VOTING POWER
                                     -0-
            OWNED BY            -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
              EACH                   8,932,460*
                                -----------------------------------------------
           REPORTING            10   SHARED DISPOSITIVE POWER
                                     -0-
          PERSON WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,932,460*
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.4%*
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                   HC, CO
--------------------------------------------------------------------------------
------------------------------
* SOFTBANK America Inc. disclaims beneficial ownership of the 1,876,374 shares directly or indirectly owned by SOFTBANK Technology Ventures IV L.P., SOFTBANK Technology Advisors Fund L.P. and STV IV LLC.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE    3    OF    21   PAGES
-------------------------------                    -----------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                              OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
           NUMBER OF
                                7    SOLE VOTING POWER
             SHARES                  8,932,460*
                                ------------------------------------------------
          BENEFICIALLY          8    SHARED VOTING POWER
                                     -0-
            OWNED BY            -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
              EACH                   8,932,460*
                                -----------------------------------------------
           REPORTING            10   SHARED DISPOSITIVE POWER
                                     -0-
          PERSON WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,932,460*
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.4%*
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                   HC, CO
--------------------------------------------------------------------------------
------------------------------
* SOFTBANK Holdings Inc. disclaims beneficial ownership of the 1,876,374 shares directly or indirectly owned by SOFTBANK Technology Ventures IV L.P., SOFTBANK Technology Advisors Fund L.P. and STV IV LLC.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE    4    OF    21   PAGES
-------------------------------                    -----------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Corp.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                              AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Japan
--------------------------------------------------------------------------------
           NUMBER OF
                                7    SOLE VOTING POWER
             SHARES                  8,932,460*
                                ------------------------------------------------
          BENEFICIALLY          8    SHARED VOTING POWER
                                     -0-
            OWNED BY            -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
              EACH                   8,932,460*
                                -----------------------------------------------
           REPORTING            10   SHARED DISPOSITIVE POWER
                                     -0-
          PERSON WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,932,460*
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.4%*
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                   HC, CO
--------------------------------------------------------------------------------
------------------------------
* SOFTBANK Corp. disclaims beneficial ownership of the 1,876,374 shares directly or indirectly owned by SOFTBANK Technology Ventures IV L.P., SOFTBANK Technology Advisors Fund L.P. and STV IV LLC.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE    5    OF    21   PAGES
-------------------------------                    -----------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Masayoshi Son
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                              AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Japan
--------------------------------------------------------------------------------
           NUMBER OF
                                7    SOLE VOTING POWER
             SHARES                  8,932,460*
                                ------------------------------------------------
          BENEFICIALLY          8    SHARED VOTING POWER
                                     -0-
            OWNED BY            -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
              EACH                   8,932,460*
                                -----------------------------------------------
           REPORTING            10   SHARED DISPOSITIVE POWER
                                     -0-
          PERSON WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,932,460*
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.4%*
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------
------------------------------
* Masayoshi Son disclaims beneficial ownership of the 1,876,374 shares directly or indirectly owned by SOFTBANK Technology Ventures IV L.P., SOFTBANK Technology Advisors Fund L.P. and STV IV LLC.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE    6    OF    21   PAGES
-------------------------------                    -----------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Technology Ventures IV L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                              OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
           NUMBER OF
                                7    SOLE VOTING POWER
             SHARES                  1,838,848
                                ------------------------------------------------
          BENEFICIALLY          8    SHARED VOTING POWER
                                     -0-
            OWNED BY            -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
              EACH                   1,838,848
                                -----------------------------------------------
           REPORTING            10   SHARED DISPOSITIVE POWER
                                     -0-
          PERSON WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,838,848
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                   PN
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE    7    OF    21   PAGES
-------------------------------                    -----------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STV IV LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                              AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
           NUMBER OF
                                7    SOLE VOTING POWER
             SHARES                  1,876,374
                                ------------------------------------------------
          BENEFICIALLY          8    SHARED VOTING POWER
                                     -0-
            OWNED BY            -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
              EACH                   1,876,374
                                -----------------------------------------------
           REPORTING            10   SHARED DISPOSITIVE POWER
                                     -0-
          PERSON WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,876,374
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%*
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
                   OO
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE    8    OF    21   PAGES
-------------------------------                    -----------------------------

         SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("Softbank"), Mr. Masayoshi Son, a Japanese citizen, SOFTBANK Technology Ventures IV L.P., a Delaware limited partnership ("SOFTBANK Technology") and STV IV LLC, a Delaware limited liability company ("STV") hereby report on Schedule 13D with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of GeoCities, a corporation organized under the laws of Delaware (the "Issuer"), beneficially owned by them. SB America, SBH, Softbank, Mr. Son, SOFTBANK Technology and STV are collectively referred to herein as "Reporting Persons".

Item 1.   Security and Issuer.
          -------------------

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock. The principal executive offices of the Issuer are located at GeoCities Headquarters, 4499 Glencoe Avenue, Marina del Rey, California 90292.

Item 2.   Identity and Background.
          -----------------------

                  SB America, a Delaware corporation, is a wholly-owned subsidiary of SBH, a Delaware corporation, which is a wholly-owned subsidiary of Softbank, a Japanese corporation, which, as of December 31, 1998, was 43.3% owned by Mr. Son, a Japanese citizen. SOFTBANK Technology, a Delaware limited partnership, is an investment fund managed by STV. STV, a Delaware limited liability company, is the general partner of SOFTBANK Technology and is 50%-owned by SB America. The business address of SOFTBANK Technology is 333 West San Carlos Street, Suite 1225, San Jose, California 95110. Mr. Son's principal occupation is president and chief executive officer of Softbank, and his business address is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan. Softbank's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines. The principal business of SBH and SB America is to serve as holding companies for operations and investments of Softbank.

         None of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Annexes A-1, A-2, A-3 and A-4 hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE    9    OF    21   PAGES
-------------------------------                    -----------------------------

         Annexes A-1, A-2, A-3 and A-4 hereto set forth the business address of SB America, SBH, Softbank and STV, respectively, and with respect to each executive officer and director of SB America, SBH, Softbank and STV, respectively, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

         Subsequent to a 2-for-1 stock split effected by the Issuer prior to its initial public offering (the "Stock Split"), SBH owned 1,200,000 shares of Series C Preferred Stock issued in a private placement by the Issuer at a price of $7.4254 per share, 2,234,254 shares of Series D Preferred Stock issued in a private placement by the Issuer at a price of $7.4254 per share, 885,776 shares of Series E Preferred Stock issued in a private placement by the Issuer at a price of $7.4254 per share, 179,222 shares of Series E Preferred Stock issued in a private placement by the Issuer at a price of $3.50 per share and 2,552,556 shares of Series F Preferred Stock issued in a private placement by the Issuer at a price of $7.4254 per share. Subsequent to the Stock Split, SOFTBANK Technology owned 1,837,732 shares of Series D Preferred Stock issued in a private placement by the Issuer at a price of 0.8850 per share, and SOFTBANK Technology Advisors Fund L.P., a Delaware limited partnership ("STAF") owned 37,504 shares of Series D Preferred Stock issued in a private placement by the Issuer at a price of 0.8850 per share. Upon the closing of the Issuer's initial public offering on August 14, 1998 (the "Closing"), all of the above described shares of Preferred Stock owned by SBH, SOFTBANK Technology and STAF, respectively, converted to Common Stock on a one-for-one basis. On August 10, 1998, SBH, SOFTBANK Technology and STAF purchased 4,278, 1,116 and 22 shares of Common Stock, respectively, from an individual at a price of $9.00 per share. On December 31, 1998, pursuant to a subscription agreement of even date therewith, between SBH and SB America (the "Subscription Agreement"), SBH contributed 7,056,086 shares of Common Stock to SB America. Except as described above, none of the persons listed in the Annexes hereto contributed any funds or other consideration towards the purchase of the Common Stock.

Item 4.   Purpose of the Transaction.
          --------------------------

         SBH, Softbank, Mr. Son, SOFTBANK Technology and STV acquired the Common Stock for the purpose of making an investment in the Issuer and have no present intention of acquiring control of the Issuer's business. SBH contributed the Common Stock to the capital of SB America as part of a reorganization of the corporations controlled by Softbank.

         Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Common

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   10    OF    21   PAGES
-------------------------------                    -----------------------------

Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, from time to time: acquire additional Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected from time to time subject to any applicable limitations of the Securities Act of 1933, as amended (the "Securities Act"), and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Annexes A-1, A-2, A-3 and A-4 hereto may make the same evaluation and reserves the same rights.

         As of the date of the filing of this Statement, none of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Annexes A-1, A-2, A-3 and A-4 hereto, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

         (a) The percentage interest held by each Reporting Person presented below is based on the number of shares of Common Stock reported to be outstanding as of September 30, 1998 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "Outstanding Shares").

         As of the date of the filing of this Statement, SOFTBANK Technology and STAF beneficially own directly 1,838,848 and 37,526 shares of Common Stock, respectively, representing approximately 5.8% and 0.1% of the Outstanding Shares, respectively. STV may be deemed to beneficially own through SOFTBANK Technology and STAF 1,876,374 shares of Common Stock representing approximately 6.0% of the Outstanding Shares. SB America, SBH, Softbank and Mr. Son each disclaims beneficial ownership of the Common Stock beneficially owned by SOFTBANK Technology, STAF and STV, respectively.

         SB America beneficially owns directly and SBH, Softbank and Mr. Son may be deemed to beneficially own through SB America 7,056,086 shares of Common Stock representing approximately 22.4% of the Outstanding Shares. 100,000 of such shares are subject to an option by Eric Hippeau, a director of the Issuer, Softbank and Ziff-Davis Inc. (an affiliate of SB America) to purchase such shares, and 50,000 of such shares are subject to an option by Ronald D. Fisher, Vice Chairman of SBH and SB America, to purchase such shares.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   11    OF    21   PAGES
-------------------------------                    -----------------------------

         SB America, SBH, Softbank and Mr. Son may be deemed to beneficially own in total 8,932,460 shares of Common Stock representing approximately 28.4% of the Outstanding Shares, subject to the disclaimer included above in this Item 5.

         Except as described in this Statement, none of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Annexes A-1, A-2, A-3 and A-4 hereto, beneficially owns any Common Stock or securities convertible into Common Stock.

         (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of the Common Stock beneficially owned by such Reporting Persons as indicated in pages 2 through 11 above.

         (c) Except as described in this Statement, none of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Annexes A-1, A-2, A-3 and A-4 hereto, has effected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

         Pursuant to the terms of the Third Amended and Restated Rights Agreement, dated December 31, 1997 and incorporated by reference as Exhibit 1 to this Statement, among the Company and certain of its stockholders, including SBH, SOFTBANK Technology and STAF, as amended (the "Registration Rights Agreement"), SBH, SOFTBANK Technology and STAF are entitled to certain demand registration rights with respect to the registration of their shares of Common Stock under the Securities Act. They are also entitled to certain piggyback registration rights in connection with any registration by the Issuer of its securities for its own account or the account of other securityholders. In the event that the Issuer proposes to register any shares of common stock under the Securities Act, the holders of such piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares therein, subject to certain limitations. In addition, at any time after the Issuer becomes eligible to file a registration statement on Form S-3, certain holders of demand registration rights may require the Issuer to file registration statements on Form S-3 under the Securities Act with respect to their shares of GeoCities common stock, subject to certain limitations.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   12    OF    21   PAGES
-------------------------------                    -----------------------------

         In a Subscription Agreement, dated December 31, 1998, between SBH and SB America set forth as Exhibit 2 to this Statement, SBH subscribed to 100 shares of Common Stock of SB America for a purchase price of $10 per share. As an additional contribution to capital, SBH assigned and transferred to SB America all of its right, title and interest in, inter alia, 7,056,086 shares of Common Stock, free and clear of all liens, encumbrances, equities or claims.

         Pursuant to Lock-up Agreements entered into by SBH, SOFTBANK Technology and STAF, respectively, with certain underwriters, each dated May 28, 1998 and set forth as Exhibits 3, 4 and 5 to this Statement, respectively, and a Lock-Up Agreement entered into by Eric Hippeau with certain underwriters, dated June 30, 1998 and set forth as Exhibit 6 to this Statement, SBH, SOFTBANK Technology, STAF and Mr. Hippeau have each agreed not to sell, offer to sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Issuer, or any options or warrants to purchase any shares of Common Stock of the Issuer, or any securities convertible into or exchangeable for shares of Common Stock of the Issuer for a period of 180 days after the date of the final prospectus covering the initial public offering of the Common Stock, dated August 10, 1998, without the prior written consent of Goldman, Sachs & Co., subject to certain exceptions (including the transfer of Common Stock by a corporation to its wholly-owned subsidiary under certain circumstances).

         The Issuer entered into a Joint Venture Agreement dated as of November 6, 1997 and incorporated by reference as Exhibit 7 to this Statement (the "Joint Venture Agreement") with Softbank to form GeoCities Japan, a joint venture in Japan. Softbank owns 60% of GeoCities Japan. Under the terms of the Joint Venture Agreement, the Issuer purchased a 40% interest in GeoCities Japan for 80 million Japanese Yen. Softbank and the Issuer further agreed not to engage in any business activities in Japan, other than services or products in languages other than Japanese, which compete with GeoCities Japan. In connection with the Joint Venture Agreement, the Issuer entered into a Loan Agreement with Softbank, dated November 6, 1997 and set forth as Exhibit 8 to this Statement, whereby Softbank loaned the Issuer 80 million Japanese Yen for the purpose of purchasing its 40% interest in GeoCities Japan. The loan bears interest of 5.5% each year and shall be repaid upon GeoCities Japan's non-U.S. initial public offering or private placement of at least 1.5 billion Japanese Yen. If neither event occurs on or prior to March 31, 2000, then Softbank will forgive the loan on April 1, 2000. The License Agreement with GeoCities Japan, dated

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   13    OF    21   PAGES
-------------------------------                    -----------------------------

November 6, 1997 and incorporated by reference as Exhibit 9 to this Statement, grants GeoCities Japan the exclusive right to use the Issuer's software, content and trademarks to provide services in Japan for a period of twenty years. In consideration of the license grant, GeoCities Japan will pay the Issuer a royalty of three percent of its total revenues.

         The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed or incorporated by reference as Exhibits hereto and incorporated herein by reference.

         Except as described in this Statement, or in the exhibits hereto, none of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Annexes A-1, A-2, A-3 and A-4 hereto, is a party to any other material contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


Item 7.   Material to be filed as Exhibits.
          --------------------------------

1. Third Amended and Restated Rights Agreement, dated December 31, 1997, among GeoCities and certain of its stockholders, as amended (incorporated herein by reference to Exhibit 10.12 of Amendment No. 2 to GeoCities' Form S-1 Registration Statement, dated July 21, 1998).

2. Subscription Agreement between SOFTBANK Holdings Inc. and SOFTBANK America Inc., dated December 31, 1998.

3.    Lock-up Agreement, dated May 28, 1998, executed by SOFTBANK Holdings Inc.

4. Lock-up Agreement, dated May 28, 1998, executed by SOFTBANK Technology Ventures IV L.P.

5. Lock-up Agreement, dated May 28, 1998, executed by SOFTBANK Technology Advisors Fund L.P.

6.    Lock-up Agreement, dated June 30, 1998, executed by Eric Hippeau.

7. Joint Venture Agreement, dated as of November 6, 1997, between SOFTBANK Corp. and GeoCities (incorporated herein by reference to Exhibit 10.11 of

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   14    OF    21   PAGES
-------------------------------                    -----------------------------

      Amendment No. 3 to GeoCities' Form S-1 Registration Statement, dated August 7, 1998).

8.    Loan Agreement, dated November 6, 1997, between SOFTBANK Corp. and
      GeoCities.

9. Licensing Agreement, dated November 6, 1997, between GeoCities and GeoCities Japan Corporation (incorporated by reference to Exhibit 10.20 of Amendment No. 2 to GeoCities' Form S-1 Registration Statement, dated July 21, 1998).

10. Agreement of Joint Filing, dated as of January 11, 1999, among SOFTBANK Corporation, Masayoshi Son, SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Technology Ventures IV L.P. and STV IV LLC.

11. Power of Attorney (incorporated by reference to Exhibit 24 of the Statement on Schedule 13G filed by SOFTBANK Corp., Masayoshi Son and SOFTBANK Ventures, Inc. on February 18, 1998 with respect to Concentric Network Corporation).

12.   Power of Attorney

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   15    OF    21   PAGES
-------------------------------                    -----------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1999

                                        SOFTBANK AMERICA INC.


                                        By: /s/ Stephen A. Grant
                                            ----------------------------------
                                            Stephen A. Grant,
                                            Attorney-in-fact


                                        SOFTBANK HOLDINGS INC.


                                        By: /s/ Stephen A. Grant
                                            ----------------------------------
                                            Stephen A. Grant,
                                            Secretary


                                        SOFTBANK CORP.


                                         By:/s/ Stephen A. Grant
                                            ----------------------------------
                                            Stephen A. Grant,
                                            Attorney-in-fact


                                         MASAYOSHI SON


                                         By:/s/ Stephen A. Grant
                                            ----------------------------------
                                            Stephen A. Grant,
                                            Attorney-in-fact

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   16    OF    21   PAGES
-------------------------------                    -----------------------------


                                         SOFTBANK TECHNOLOGY VENTURES IV L.P.

                                         By: STV IV LLC
                                             Its General Partner

                                             By:/s/ Stephen A. Grant
                                                ------------------------------
                                                Stephen A. Grant,
                                                Attorney-in-fact


                                         STV IV LLC


                                         By: /s/ Stephen A. Grant
                                            ----------------------------------
                                            Stephen A. Grant,
                                            Attorney-in-fact

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   17    OF    21   PAGES
-------------------------------                    -----------------------------

                                    ANNEX A-1

The name, position and present principal occupation of each director and executive officer of SOFTBANK America Inc. are set forth below.

The business address for SOFTBANK America Inc. and the executive officers and directors listed below is SOFTBANK America Inc., 300 Delaware Avenue, Suite 900, Wilmington, DE 19801.

All executive officers and directors listed below are United States citizens, except Mr. Son, Hitoshi Hasegawa and Yoshitaka Kitao, who are citizens of Japan.


Name                    Position                   Present Principal Occupation
--------------------    ----------------------     ----------------------------

Masayoshi Son           Chairman and Director      President and Chief Executive
                                                   Officer of SOFTBANK Corp.

Yoshitaka Kitao         Director                   Executive Vice President and
                                                   Chief Financial Officer of
                                                   SOFTBANK Corp.

Ronald Fisher           Vice Chairman and          Vice Chairman of SOFTBANK
                        Director                   Holdings Inc.

Steven Murray           Treasurer                  Controller of SOFTBANK
                                                   Holdings Inc.

Hitoshi Hasegawa        Secretary                  General Counsel of
                                                   SOFTBANK Corp.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   18    OF    21   PAGES
-------------------------------                    -----------------------------

                                    ANNEX A-2

The name, position and present principal occupation of each director and executive officer of SOFTBANK Holdings Inc. are set forth below.

The business address for SOFTBANK Holdings Inc. and the executive officers and directors listed below is SOFTBANK Holdings Inc., 10 Langley Road, Suite 403, Newton Center, MA 02159.

All executive officers and directors listed below are United States citizens, except Mr. Son and Yoshitaka Kitao, who are citizens of Japan.


Name                    Position                   Present Principal Occupation
--------------------    ----------------------     ----------------------------

Masayoshi Son           Chairman and Director      President and Chief Executive
                                                   Officer of SOFTBANK Corp.

Yoshitaka Kitao         Director                   Executive Vice President and
                                                   Chief Financial Officer of
                                                   SOFTBANK Corp.

Ronald Fisher           Vice Chairman and          Vice Chairman of SOFTBANK
                        Director                   Holdings Inc.

Gary Rieschel           Senior Vice President      Executive Managing Director,
                                                   STV IV LLC

Stephen A. Grant        Secretary                  Partner, Sullivan & Cromwell

Thomas L. Wright        Vice President and         Treasurer of Ziff-Davis Inc.
                        Treasurer

Louis DeMarco           Vice President - Tax       Vice President - Tax

Charles R. Lax          Vice President             Managing Director,
                                                   STV IV LLC

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   19    OF    21   PAGES
-------------------------------                    -----------------------------


                                    ANNEX A-3

The name, position and present principal occupation of each director and executive officer of SOFTBANK Corp. are set forth below.

The business address of SOFTBANK Corp. and the executive officers and directors listed below is SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan.

All executive officers and directors listed below are Japanese citizens, except Ronald Fisher and Eric Hippeau, who are citizens of the United States.


Name                    Position                   Present Principal Occupation
--------------------    ----------------------     ----------------------------

Masayoshi Son           President,                 President and Chief Executive
                        Chief Executive Officer    Officer of SOFTBANK Corp.
                        and Director

Yoshitaka Kitao         Executive Vice             Executive Vice President and
                        President, Chief           Chief Financial Officer of
                        Financial Officer and      SOFTBANK Corp.
                        Director

Ken Miyauchi            Executive Vice             Executive Vice President,
                        President,                 Software & Network Products
                        Software & Network         Division of SOFTBANK Corp.
                        Products Division and
                        Director

Makoto Okazaki          Executive Vice             Executive Vice President,
                        President,                 Publishing Division of
                        Publishing Division and    SOFTBANK Corp.
                        Director

Norikazu Ishikawa       Executive Vice             Executive Vice President,
                        President,                 Human Resources & General
                        Human Resources &          Affairs Division of
                        General Affairs Division   SOFTBANK Corp.
                        and Director

Takashi Eguchi          Director                   President, Chief Executive
                                                   Officer of PASONA
                                                   SOFTBANK Inc.

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   20    OF    21   PAGES
-------------------------------                    -----------------------------


Name                    Position                   Present Principal Occupation
--------------------    ----------------------     ----------------------------

Masahiro Inoue          Director                   President, Chief Executive
                                                   Officer of Yahoo Japan
                                                   Corporation

Ronald Fisher           Director                   Vice Chairman of SOFTBANK
                                                   Holdings Inc.

Eric Hippeau            Director                   Chairman and Chief Executive
                                                   Officer, Ziff-Davis Inc.

Mitsuo Sano             Full-Time Corporate        Full-Time Corporate Auditor
                        Auditor                    of SOFTBANK Corp.

Katsura Sato            Corporate Auditor          Corporate Auditor of
                                                   SOFTBANK Corp.

Saburo Kobayashi        Corporate Auditor          Full-Time Corporate Auditor
                                                   of Heiwa Corporation

Hidekazu Kubokawa       Corporate Auditor          Certified Public Accountant,
                                                   Licensed Tax Accountant

-------------------------------                    -----------------------------
CUSIP NO. 37247V 10 6                  13D         PAGE   21    OF    21   PAGES
-------------------------------                    -----------------------------

                                    ANNEX A-4

The name, position and present principal occupation of each executive officer of STV IV LLC are set forth below.

The business address of STV IV LLC and the executive officers listed below is 333 West San Carlos Street, Suite 1225, San Jose, California 95110. Each of the individuals listed below is a United States citizen.


Name                    Position                   Present Principal Occupation
--------------------    ----------------------     ----------------------------

Bradley A. Feld         Managing Director          Managing Director,
                                                   STV IV LLC

Charles R. Lax          Managing Director          Managing Director,
                                                   STV IV LLC

Gary Rieschel           Executive Managing         Executive Managing Director,
                        Director                   STV IV LLC

E. Scott Russell        Managing Director          Managing Director,
                                                   STV IV LLC

                        Administrative Managing    Vice Chairman,
Ronald D. Fisher        Director                   SOFTBANK Holdings Inc.

                                 EXHIBIT INDEX

                                                                         EDGAR
Exhibit                                                                 Exhibit
  No.          Description                                                No.
-------        -----------                                              -------

   2.          Subscription Agreement between SOFTBANK Holdings          EX-99.1
               Inc. and SOFTBANK America Inc., dated December 31,
               1998.

   3.          Lock-up Agreement, dated May 28, 1998, executed by        EX-99.2
               SOFTBANK Holdings Inc.

   4.          Lock-up Agreement, dated May 28, 1998, executed by        EX-99.3
               SOFTBANK Technology Ventures IV L.P.

   5.          Lock-up Agreement, dated May 28, 1998, executed by        EX-99.4
               SOFTBANK Technology Advisors Fund L.P.

   6.          Lock-up Agreement, dated June 30, 1998, executed by       EX-99.5
               Eric Hippeau.

   8.          Loan Agreement, dated November 6, 1997, between           EX-99.6
               SOFTBANK Corp. and GeoCities.

  10.          Agreement of Joint Filing, dated as of January 11,        EX-99.7
               1999, among SOFTBANK Corporation, Masayoshi Son,
               SOFTBANK America Inc., SOFTBANK Holdings Inc.,
               SOFTBANK Technology Ventures IV L.P. and STV IV
               LLC.

  12.          Power of Attorney                                         EX-99.8